FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FIRST QUARTER 2003 VOLUMES

(Santiago, Chile, April 9, 2003) -- CCU (NYSE: CU) reported today preliminary first quarter 2003 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

First Quarter 2003

Chile:	Volume	% Change
Beer	1,127,740	3.7%
Soft Drinks	831,590	-2.5%
Nectars	70,856	24.8%
Mineral Waters	238,898	-1.4%
Wine - Domestic	99,224	-10.6%
Wine - Export	111,344	47.2%
Total Chile(1)	2,479,652	2.2%

Argentina:
Beer	532,807	27.5%
Wine Export	48,820	N/M
Total Argentina(2)	581,627	38.6%
TOTAL	3,061,279	7.6%

CCU plans to release its consolidated first quarter results by the second week of May.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter, the largest Chilean mineral water producer, the leader in the bottled nectar category in Chile and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.